North America Structured Investments

4yr Uncapped Digital Contingent Buffered Notes linked to SPX

The following is a summary of the terms of the notes offered by the preliminary pricing supplement highlighted below.

Summary of Terms

Issuer: JPMorgan Chase & Co.

Minimum Denomination: $1,000

Index: S&P 500® Index

Contingent Min Return: [31.00% - 36.00%]

Contingent Buffer : 25%, observed at maturity

Final Value: The Index closing level on the Observation Date

Initial Value: The Index closing level on the Pricing Date

Pricing Date: April 26, 2016

Observation Date: April 27, 2020

Maturity Date: April 30, 2020

CUSIP: 48128GSG6

Preliminary Pricing

Supplement: http://sp.jpmorgan.com/document/cusip/48128GSG6/doctype/Product_Termsheet/document.pdf

For information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, see the hyperlink above.

Certain Product Characteristics

If the Final Value is greater than or equal to the Initial Value, your payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 + ($1,000 × greater of (a) Contingent Minimum Return and (b) Fund Return).

If the Final Value is less than the Initial Value by up to the Contingent Buffer Amount, you will receive the principal amount of your notes at maturity.

If the Final Value is less than the Initial Value by more than the Contingent Buffer Amount, your payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 + ($1,000 × Fund Return).

If the Final Value is less than the Initial Value by more than the Contingent Buffer Amount, you will lose more than 25.00% of your principal amount at maturity and could lose all of your principal amount at maturity.

Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

*	The final Contingent Minimum Return will be provided in the Pricing Supplement and will not be less than 31.00%.

** Reflects an Levered Uncapped Return of for illustrative purposes. The hypothetical returns and hypothetical payments on the Notes shown above apply only at maturity. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Hypothetical Returns on the Notes at Maturity**

	$1,400	Note Payoff at Maturity	Index Peformance

	$1,300

Maturity	$1,200
	$1,100
	$1,000

at

Payment	$900
	$800
	$700

	$600

	-40% -30%	-20% -10% 0%	10% 20% 30% 40%
		Index Return
	Hypothetical	Hypothetical Note	Hypothetical
			Payment at
	Index Return	Return
			Maturity

	80.00%	80.00%	$1,800.00
	50.00%	50.00%	$1,500.00
	40.00%	40.00%	$1,400.00
	15.00%	31.00%	$1,310.00
	10.00%	31.00%	$1,310.00
	8.00%	31.00%	$1,310.00
	5.00%	31.00%	$1,310.00
	0.00%	31.00%	$1,310.00
	-10.00%	0.00%	$1,000.00
	-25.00%	0.00%	$1,000.00
	-25.01%	-25.01%	$749.90
	-40.00%	-40.00%	$600.00
	-100.00%	-100.00%	$0.00

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

North America Structured Investments

4yr Uncapped Digital Contingent Buffered Notes linked to SPX

Selected Risks

•	Your investment in the notes may result in a loss.

•	Payment on the notes at maturity is subject to our credit risk. Therefore the value of the notes prior to maturity will be subject to changes in the market’s view of our creditworthiness,

•	If the Final Value is less than the Initial Value by more than the Contingent Buffer Amount, you will lose more than 25.00% of your principal amount at maturity and

Selected Risks (continued)

•	JPMS’s estimated value will be lower than the original issue price (price to public) of the notes.

•	JPMS’s estimated value is not determined by references to our credit spreads for our conventional fixed rate debt.

•	JPMS’s estimated value does not represent future values and may differ from others’ estimates.

could lose all of your principal amount at maturity.

•	No interest payments, dividend payments or voting rights.

•	The tax consequences of the notes may be uncertain. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the notes.

•	The value of the notes, which may be reflected in customer account statements, may be higher than JPMS’s current estimated value for a limited time period.

•	Lack of liquidity: J.P. Morgan Securities LLC, acting as agent for the Issuer (and who we refer to as JPMS), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.

•	Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes decline.

The risks identified above are not exhaustive. Please see “Risk Factors” in the applicable product supplement and “Selected Risk Considerations” in the applicable preliminary pricing supplement for additional information.

Additional Information

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement and preliminary pricing supplement if you so request by calling toll-free 1-866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters. This material is not a product of J.P. Morgan Research Departments.

Free Writing Prospectus Filed Pursuant to Rule 433, Registration Statement No. 333-199966

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com